UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Longeveron Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

54303L104
(CUSIP Number)

Joshua M. Hare, M.D.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

Copies to:

Paul Lehr

Longeveron Inc.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  54303L104

(1)	Names of Reporting Persons
Joshua M. Hare, M.D.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF/OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 7,988,167[1]
	(8)	Shared Voting Power -
	(9)	Sole Dispositive Power 5,003,339[2]
	(10)	Shared Dispositive Power -
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,988,167
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 48.3%[3]
(14)	Type of Reporting Person (See Instructions) IN

(1)	Represents 281,923 shares of Class A common stock and 4,628,074 shares of Class B common stock held of record by Dr. Hare, 2,984,828 shares of Class B common stock for which Dr. Hare maintains sole voting, but not dispositive, power (see footnote 2), 1,078 shares underlying restricted stock units (RSUs) which will vest within 60 days of the filing date, and 38,750 shares of common stock subject to options that are currently exercisable, or will become exercisable, within 60 days of the filing date . Also includes 53,514 shares of Class A common stock owned by JMH MD Holdings, LLC, of which Dr. Hare is the managing member, for which Dr. Hare disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Each share of Class B common stock is convertible into a share of Class A common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into Class A common stock under certain circumstances. Holders of Class B common stock are entitled to five votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Longeveron Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-252234).

(2)	Pursuant to the terms of a Voting Agreement and Proxy effective October of 2023 (“Voting Agreement”), Dr. Hare has sole voting power, but not dispositive power, with respect to 2,984,828 shares of Class B common stock owned directly or indirectly by Dr. Hare’s former spouse.

(3)	Based on 8,895,574 shares of Class A Common Stock issued and outstanding as of November 8, 2023.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule”) filed on February 17, 2021, and Amendment No. 1 filed on April 9, 2021 by Joshua M. Hare, M.D., relating to the ownership of shares of Class A common stock, $0.001 par value per share (the “Class A Common Stock”), of Longeveron Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment is to reflect the transfer of shares from Dr. Hare to his ex-spouse, and the entry into a voting and proxy agreement commensurate with said transfer which provides Dr. Hare with sole voting power with respect to the shares transferred. Except as specifically set forth herein, the Schedule otherwise remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended and restated in its entirety and replaced by the following:

The shares of Class A Common Stock owned by Dr. Hare were acquired (i) in the Issuer’s initial public offering on February 17, 2021, (ii) through various acquisitions made in the open market using personal funds, and (iii) through the receipt and vesting of equity grants from time to time from the Issuer. The 53,514 shares of Class A Common Stock owned by JMH MD Holdings, LLC (“JMH MD Holdings”) were acquired from the Issuer as part of the Issuer’s conversion on February 11, 2021 from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering in exchange for Series C Common Units of the Issuer previously held by JMH MD Holdings. The Series C Units previously held by JMH MD Holdings were issued to JMH MD Holdings as partial consideration for a license for the use of certain technology.

The 7,612,902 shares of the Issuer’s Class B common stock, $0.001 par value per share (the “Class B Common Stock”) originally owned directly by Dr. Hare were acquired from the Issuer as a part of the Corporate Conversion, in exchange for Series A Common Units of the Issuer previously held by Dr. Hare. The Series A Common Units previously held by Dr. Hare were issued to Dr. Hare in exchange for contributions of intellectual property in connection with the Issuer’s original formation.

In October of 2023, 2,984,828 shares of Class B Common Stock owned by Dr. Hare were transferred to Dr. Hare’s ex-spouse, and concurrently a voting and proxy agreement was entered into between the parties, pursuant to which Dr. Hare maintains sole voting, but not dispositive, power over the shares that were transferred. Dr. Hare retains full ownership over the remaining 4,628,074 shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended and restated in its entirety and replaced by the following:

(a) - (b) Dr. Hare has the sole voting and dispositive power over 335,437 shares of Class A Common Stock (3.77% of the outstanding Class A Common Stock), which includes 53,514 shares owned by JMH MD Holdings, where Dr. Hare is the managing member, and for which Dr. Hare disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Dr. Hare has the sole voting power over 7,612,902 shares (46.1% of the outstanding Class A Common Stock), and sole dispositive power over 4,628,074 shares (34.2% of the outstanding Class A Common Stock), of Class B Common Stock, which in all cases is convertible into shares of Class A Common Stock.

The above calculations are based upon 8,895,574 shares of Class A Common Stock issued and outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2023, and does not reflect the relative voting power of the enumerated shares.

(c)  The only transactions in Issuer Class A or Class B Common Stock undertaken by Dr. Hare during the last 60 days was the transfer of 2,984,828 shares of Class B Common Stock to his ex-spouse as part of a domestic relations order.

(d) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in therein, Dr. Hare does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

By:	/s/ Joshua M. Hare
Name:	Joshua M. Hare, M.D.

EXHIBIT “B”

VOTING AGREEMENT AND PROXY

This is a Voting Agreement and Proxy (the “Agreement”) entered into and effective as of this 1st day of September. 2023.

WHEREAS. Dr. Joshua Hare (“Husband”) and Ms. Lee Cohen Hare (“Wife”) have agreed to settle all economic claims arising out of their marriage upon the terms set forth in the Marital Settlement Agreement dated September _____ 2023 (the “Settlement Agreement”) in Case No. 2019-021370 FC 12 in the Circuit Court (“Family Court”) of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida (the “Action”);

WHEREAS, pursuant to the Settlement Agreement Husband and Wife have mutually agreed that Husband shall retain, subject to the terms of this Agreement, voting rights (but not economic or dispositive rights) with respect to all of the shares of Class B Common Stock of Longeveron Inc. (“Longeveron” or the “Company”) transferred from Husband to Wife pursuant to the Settlement Agreement, which transferred shares consist of Three Million Fifty-Three Thousand One Hundred Sixty (3,053,160) shares of the Company’s Class B Common Stock (such shares transferred to Wife, the “Wife’s Class B Shares”), which Wife’s Class B Shares are convertible, whether automatically or volitionally, into the same number of shares of Class A Common Stock of the Company (the Class A Common Stock into which the Wife’s Class B Shares are converted being referred to as the “Class A Shares” and, together with the Wife’s Class B Shares, being referred to as the “Shares”; all references to Shares and numbers of Shares shall be adjusted for stock splits, stock dividends, recapitalizations or similar events), it being agreed that Husband shall exercise such voting rights in a manner intended to preserve and maximize the value of the Shares;

WHEREAS, Wife has agreed to cooperate in executing any and all documents reasonably necessary to grant to Husband such voting rights; and

WHEREAS, Wife is willing to execute and deliver this Voting Agreement and Proxy.

NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties, covenants and conditions set forth in this Agreement, Husband and Wife, intending to be legally bound hereby, do covenant and agree as follows:

1. Incorporation of Recitals. The above Recitals are true and correct and are incorporated into this Agreement as if fully set forth herein.

2. Voting Agreement. To the extent, if any, that any matter is presented for the vote or approval of the stockholders of the Company, whether as a result of applicable law (including the Delaware General Corporation Law or the rules and regulations of the Securities Exchange Commission or The Nasdaq Capital Markets), the Company’s By-laws, or otherwise, and whether or not the holders of the outstanding securities of the Company are entitled to vote separately by class or as one class, Wife agrees to vote or to cause to be voted at the stockholders meeting called to vote on such matter (or sign a written consent regarding such matter), all Shares owned by Wife which entitle her to vote (or to sign a written consent) on such matter, in the same manner (i.e., vote “for,” “against” or “abstain” or sign a written consent) as Husband in his capacity as a stockholder votes on such matter (or signs a written consent). Notwithstanding the foregoing, this Agreement and the proxy granted under paragraph 4, below, shall not apply or be exercised (without Wife’s written consent) to reduce Wife’s financial benefits from her ownership of the Shares or impair the transferability of the Shares; provided further, for the avoidance of doubt, that any fluctuation in the Company’s share price or valuation, regardless of the actual or potential reasons for such fluctuation, will not constitute a reduction to Wife’s financial benefit or an impairment of the transferability of the Shares for purposes of this Agreement.

Exhibit B-1

3. Conversion of Shares. Wife agrees that from and after the date hereof, and except as provided herein in connection with Wife’s subsequent sale of any Shares, she will not, directly or indirectly, take any actions to cause the conversion (into Class A Shares) of any Wife’s Class B Shares owned or controlled by Wife, and will use her reasonable, good faith efforts to ensure that her investment bankers, attorneys, accountants, agents or other advisors and representatives do not take actions, directly or indirectly, to cause the conversion (into Class A Shares) of the Wife’s Class B Shares; provided, however, that this provision shall not act to restrict or impair Wife’s ability to sell the Shares owned by Wife or to cause the conversion of Wife’s Class B Shares to Class A Shares based on Wife’s good faith intention to sell such shares in the immediate future.

4. Irrevocable Proxy.

(a) To enforce the provisions of this Agreement, Wife agrees to, and hereby grants to Husband, an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, or to execute and deliver written consents or otherwise act with respect to, all of the Shares of the Company owned by Wife as fully, to the same extent and with the same effect as Wife might or could do under any applicable laws or regulations governing the rights and powers of shares of a Delaware corporation in connection with any matter presented to the stockholders of the Company, whether at an annual meeting, special meeting or by written consent, for their vote or approval. Wife hereby affirms that this proxy is given as a condition of this Agreement by and between Wife and Husband and, as a result, Wife is receiving a significant benefit from the execution and delivery of this proxy and as such it is coupled with an interest and is irrevocable. It is further understood by Wife that this proxy shall be effective and may be exercised by Husband as of the date hereof, and continuing for so long as Wife beneficially or of record owns the Shares, including in the event of Husband’s death, in which event said proxy shall be held by the executor of Husband’s estate or the beneficiary of the Shares, as applicable.

(b) Husband hereby accepts the proxy granted hereby. Husband further covenants and agrees that the intent of this Agreement is for Husband to vote in such a way as he believes in good faith shall preserve and maximize the value of the Shares for the benefit of Husband and Wife, and otherwise in compliance with the terms of this Agreement. Husband acknowledges that this covenant, and his obligation to be bound hereby, is a material inducement to Wife entering into this Agreement.

(c) It is understood and agreed that this irrevocable proxy relates to all matters which may be presented to the stockholders of the Company for their vote or approval in accordance with applicable law, including, without limitation, the Delaware General Corporation Law, the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, the rules and regulations of the New York Stock Exchange (or another applicable exchange) and the Company’s By-laws.

Exhibit B-2

(d) SUBJECT TO SECTION 4 HEREOF, THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK. THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT THIS IRREVOCABLE POWER.

5. No Prohibition on Sales; Termination of Proxy. The parties hereto agree and acknowledge that this Agreement and the rights and responsibilities set forth herein shall not prohibit or limit Wife’s ability to sell any and all of the Shares free and clear of this Agreement and the proxy granted pursuant hereto. Wife may also pledge or encumber the Shares to secure any obligation, including for borrowed money, in which case the proxy and voting rights contemplated herein shall remain in full force and effect, and shall not be subordinated in any fashion as part of said pledge or encumbrance. In the event that Wife desires to sell some or all of the Shares, the irrevocable proxy provided for pursuant to this Agreement with respect to the Shares being sold shall terminate automatically upon the effectuation of such sales transaction.

6. Enforceability; Validity. Wife and Husband expressly agree that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the other.

7. Binding Effect. The terms and provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

8. Notices. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a “Notice”) required or permitted under this Agreement must be in writing and either delivered personally; sent by certified or registered mail, postage prepaid, return receipt requested; by national overnight courier; or electronically followed by ordinary mail. Notice is effective upon receipt or first refusal:

[redacted]

Exhibit B-3

9. Governing Law; Waiver of Jury Trial.

(a) This Agreement shall be interpreted and governed in all respects by the laws of the State of Delaware without regard to its principles of conflicts of law. The parties hereby consent to the jurisdiction and venue of (i) the Family Court, and/or (ii) the state and federal courts within the State of Florida in any action arising out of or otherwise related to this Agreement, and agree that the Family Court and/or state and federal courts located in Miami-Dade County, Florida shall be the exclusive forum for bringing and resolving any such claims.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(b).

10. Validity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the validity or enforceability of its other provisions, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted. The failure of either party to insist in any one or more instances upon the performance of any term, covenant or condition of this Agreement or the waiver by either party of a breach of any portion of this Agreement by the other party shall not operate or be construed as a waiver of the future performance of such term, covenant or condition or the waiver of any subsequent breach.

Exhibit B-4

11. Specific Performance. Husband and Wife are hereby authorized to demand specific performance of the provisions of this Agreement, at any time when the other shall have failed to comply with any of the provisions of this Agreement. Husband and Wife hereby irrevocably waive any defense based on the adequacy of a remedy at law that might be asserted as a bar to such remedy of specific performance, and hereby acknowledges that the provisions of this Section 9 are intended to be enforceable at all times.

12. Further Assurance. From and after the date of this Agreement, Wife and Husband shall, at the request of the other execute, acknowledge and deliver to Husband, without further consideration, all such documents and take such other action as Husband or Wife, as applicable, may reasonably request to consummate or further evidence the obligations contemplated by this Agreement.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

14. Severability. If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable.

15. No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person, other than the parties and their respective successors and permitted assigns, any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

16. Representations and Agreements of Husband. Husband represents and warrants to and agrees with Wife to support Wife’s sale of the Shares, in accordance with the terms of this Agreement. Wife shall be the exclusive owner of all economic rights and dispositive powers relating to the Shares; all dividends, distributions and proceeds of any pledge of the Shares shall be for Wife’s account and her exclusive property.

Exhibit B-5

IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the date set forth above.

/s/ Lee Cohen Hare
Lee Cohen Hare

/s/ Joshua M. Hare
Dr. Joshua M. Hare

Exhibit B-6